Exhibit 99.1

CODE OF BUSINESS CONDUCT AND ETHICS

RICHMONT MINES INC.

Issued by Management Committee
Adopted by the Board of Directors on October 25, 2006 and Reviewed Annually

INTRODUCTION

This Code of Business Conduct and Ethics (the “Code") has been adopted by the Board of Directors of Richmont Mines Inc. (the “Corporation”). This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees, officers and members of the Board of Directors (“Directors”) of the Corporation. In this document the term “Corporation" refers to Richmont Mines Inc. and its subsidiaries.

Obeying the law, both in letter and in spirit, is the foundation on which this Corporation's ethical standards are built. All of the Corporation's employees, officers and directors must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. All employees, officers and directors are expected to adhere to the principles contained in this Code. Consultants and contractors retained by the Corporation are also expected to conduct themselves in accordance with the principles of this Code in their activities relating to the Corporation. The employee, officer or Director retaining the services of a consultant or contractor should take all responsible steps to prevent the violation of this Code by such consultant or contractor.

Employees, officers and Directors will be held accountable for their adherence to this Code. Failure to observe the terms of this Code may result in disciplinary action, including suspension, termination of employment or removal from the Board of Directors. Furthermore, violations of this Code may be violations of the law and may result in civil and criminal liabilities.

COMPLIANCE WITH LAWS

Compliance with all applicable laws and regulations is essential to the conduct of the Corporation's business. Law should take precedence in cases where there may be a conflict between the law and traditional or industry practices.

CONFLICT OF INTEREST

In the performance of their duties, employees, officers and Directors shall act with honestly, good will and in the best interest of the Corporation. A "conflict of interest" arises when the private interests of a person are in opposition with the interests of the Corporation. All employees, officers and directors must avoid all situations involving a conflict of interest unless it has been approved by the Board of Directors of the Corporation. In particular, any

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Code of Business Conduct and Ethics

activity which would lead an employee, officer, or Director, or a member of their immediate family, to derive a gain or personal benefit due to his or her relation with the Corporation, outside of regular compensation and benefits, shall be considered a conflict of interest.

The Corporation’s independent Directors are often Directors of other corporations. However, prior to accepting a new appointment as a director of a public mining company, or related business, the director is obligated to pre-notify the Chairman of the Governance & Nominating Committee or Chairman of the Board of Directors, in order to discuss the potential foreseeable conflicts. Each of the Directors is required by law to declare his or her interest in and refrain from voting on any matter in which he or she may have a conflict of interest, in accordance with applicable laws.

CORPORATE OPPORTUNITIES

Employees, officers and directors have a duty to advance the Corporation's legitimate interests when the opportunity to do so arises. Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee or director may use corporate property, information, or position for improper personal gain, and no employee may compete with the Corporation directly or indirectly.

PROPER ACCOUNTING

Employees, officers and directors must comply with prescribed accounting, internal accounting, and auditing procedures and controls at all times. All records must accurately reflect and properly describe the transactions they record. All assets, liabilities, revenues and expenses shall be properly recorded on a timely basis in the books of the Corporation. Each employee must be vigilant in preventing fraud and dishonesty, and report immediately any evidence of wrongdoing.

SECURITIES TRADING

Generally, Canadian securities laws prohibit trading in the securities of a Corporation while in possession or aware of material, non-public information regarding such Corporation, such laws applying to all employees, officers, directors and contractors of the Corporation. As a result, employees, officers and directors shall not buy or sell Corporation's stock, exercise options or make trading recommendations based upon insider information. Insider information is material information that is not generally known by those outside the Corporation that could affect the value of the Corporation's stock.

The Corporation’s Trading Policy now includes an anti-hedging policy prohibiting employees, directors, officers and certain contractors of the Corporation or any of its subsidiaries or affiliates from hedging or other monetizing transactions to lock in the value of holdings in the securities of the Corporation.

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Code of Business Conduct and Ethics

Please refer to the attached Richmont Mines Inc. Policy on Securities Trading for Employees, Directors, Officers and Other Potential Insiders (P-1) that outlines the rules applicable to the trading of securities of Richmont Mines Inc. It is the obligation of all employees, directors, officers and contractors of the Corporation to fully comply with this policy.

MEDIA DISCLOSURE AND DISCLOSURE OF INFORMATION

The President and Chief Executive Officer, and his or her designates are the only official spokespersons of the Corporation. Unless authorized, no director, employee, contractor or representative may give his personal opinion, disclose confidential information or discuss matters pertaining to the Corporation to members of the news media and the public in general. All enquiries or requests for an interview must be referred to the Vice-President, Investor Relations.

No material undisclosed information related to the Corporation’s business may be communicated to anyone until public disclosure of such information has been made to the general public, except to those who need to know such information in the necessary course of business and are under an obligation of confidentiality.

If any material information about the Corporation not yet disclosed to the public is inadvertently disclosed, directors, employees, contractors and representatives aware of such disclosure shall contact the Vice-President, Investor Relations immediately so that the Corporation may promptly take corrective action.

CONFIDENTIAL INFORMATION

Employees, officers and directors may not directly or indirectly use or disclose any secret or confidential knowledge or data of the Corporation, except as authorized in their ordinary course of employment or as required by law. Any notes, memoranda, notebooks, drawings or other documents made, compiled or delivered to employees during the period of their employment are the exclusive property of the Corporation and must be turned over to it at the time of termination of their employment or at any other time upon the Corporation's request. Additionally, while it is appropriate to gather information about the Corporation's markets, including publicly available information regarding competitors, employees and officers should not seek to acquire proprietary and confidential information of competitors by unlawful or unethical means, including information resulting in the breach of nondisclosure obligations by competitors' employees or other third parties.

PROTECTION AND PROPER USE OF CORPORATION ASSETS

All employees, officers and directors should endeavour to protect the Corporation's assets and ensure their efficient use. The use of any funds or other assets of, or the providing of any services by, the Corporation for any purpose which is unlawful under applicable laws of Canada or of the United States is prohibited. Employees, officers and directors may not use employees, materials, equipment or other assets of the Corporation for any unauthorized purpose.

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Code of Business Conduct and Ethics

Employees ceasing employment with the Corporation shall return all assets, documents, or data belonging to the Corporation such as computer hardware and software, database, cellular phones, credit card, books, etc.

INVENTIONS

Any inventions which are conceived by employees during their period of employment by the Corporation must be promptly disclosed to the Corporation in writing, and will in most cases be the Corporation's exclusive property.

HARASSMENT OR DISCRIMINATION

The Corporation is committed to supporting the respect of individuals, their integrity and their dignity by ensuring that the working environment and relations between employees shall be free of discrimination and harassment.

SUBSTANCE ABUSE

The Corporation is committed to maintaining a safe and healthy work environment free of substance abuse. Officers, employees, contractors and representatives must not: (i) consume alcoholic beverages in quantities that affect work performance or impair their judgment during work hours, (ii) consume, provide or serve alcoholic beverages on the Corporation’s premises, except when approved by the President and Chief Executive Officer, or (iii) consume, possess, sell or distribute illegal substances on Corporation premises, at any Corporation function or at any other time when you could be identified as an Corporation officer, employee, contractor or representative or (iv) consume legal medicinal marijuana on Corporation premises, at any Corporation function or at any other time when you could be identified as Corporation officer, employee, contractor or representative. Non-compliance with these restrictions could lead to the immediate dismissal of the employee.

DRESS CODE

The Corporation has not adopted any specific Dress Code. However, an employee of the Corporation must wear appropriate clothing in accordance to his/her function and responsibilities.

ENVIRONMENTAL RESPONSIBILITY

All employees, officers and directors are required to comply with all applicable federal, provincial and local laws and regulations relating to the protection of the environment. Additionally, employees, officers and directors must comply with all environmental policies adopted by the Corporation.

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HEALTH AND SAFETY

The Corporation is committed to ensuring a healthy working environment and safe working conditions, equipment and work sites for its directors, employees, contractors and representatives and promoting their involvement in preventing occupational injuries. All officers, employees, contractors and representatives must be aware of the Corporation’s policy and standard and have a responsibility to work safely.

FAIR COMPETITION

The Corporation is committed to the principles of fair competition in the purchase and sale of products and services. All procurement decisions shall be based exclusively on normal commercial considerations, such as quality, price, availability, service, reputation and other factors bearing directly on the product, service or supplier. The Corporation prohibits practices in violation of competition laws.

The Corporation will neither seek, encourage nor tolerate special favours or arrangements with suppliers that impair, or give the appearance of impairing, fair commercial relationships. Under no circumstances is it acceptable to offer, give, solicit or receive any form of bribe, kickback, or inducement. In the same manner, the Corporation must avoid either the fact or the appearance of improperly influencing relationships with organizations or individuals with whom the Corporation deals in the course of its business.

DEALING WITH PUBLIC OR GOVERNMENT OFFICIALS

The Corporation’s funds, assets, property or services must not be used to induce any public or government official, to do any action in violation of, or refrain from doing, his lawful duty. All officers, employees, contractors and representatives shall conduct their dealings with government officials and employees in compliance the local laws in such a way that the integrity and reputation of the Corporation, the government and the government officials or employees will not be brought into question or not be a source of embarrassment should the details of such relationship become public knowledge.

GIFTS

Employees may not accept directly or indirectly a gift from a third party which has a relationship with the Corporation such as a contractor or as a supplier of goods or services without having a written authorization from the management committee. However, if an employee receives a gift with a value of less than $200 CA, the authorization of the management committee is not required, but the employee must advise his/her immediate supervisor.

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COMPLIANCE AND REPORTING

The Corporation expects employees, officers and directors to take all responsible steps to prevent a violation of this Code. Any employee, officer or director who observes or otherwise becomes aware of any illegal, unethical behavior or any violation of the Code shall report the violation as soon as reasonably possible.

Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action to take in a particular situation. It is the policy of the Corporation not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees, officers and directors are expected to cooperate in internal investigations of misconduct. These matters will be treated with discretion and diligence.

Employees who experience or observe any breach to this Code including work related discrimination, harassment or similar problems are urged to report them to a senior officer of the Corporation.

If your concerns relate to the conduct of the Chief Executive Officer or any other senior executive or financial officer, you may also report your concerns to the Chairman of the Board.

If you wish to report an allegation anonymously, you must provide enough information about the incident or situation to allow the Corporation to investigate properly.

In the case of accounting, internal accounting controls or auditing matters, we refer you to the Corporation’s internal Whistleblower Policy, a copy of which is attached to this Code as Schedule A, which sets out the procedure to make a report of irregularity.

EXCEPTIONS AND OVERRIDES

Every effort will be made to resolve potential conflicts of interest or other ethics code situations when these are disclosed promptly to management, and the parties involved have acted in good faith.

From time to time, it may be necessary to override a principle, statement or procedure contained in this Code or in other policies adopted by the Corporation.

Variations from policy and procedure are not permitted except in extenuating or unusual circumstances.

Any substantial variations or waivers in any of the Corporation’s policies or of this Code must be pre-approved, or approved following action and investigation by the Chief Executive Officer or the Vice-President, Finance. Any variations or waivers for the Chief Executive Officer, the Chief Financial Officer, the Vice-President, Finance or directors must be approved by the Board of Directors.

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All policy exceptions, variations or waivers and all management overrides are followed up and reported to the Audit Committee on a quarterly basis by the Corporation’s CFO or Vice-President, Finance and will be promptly disclosed if required by law or stock exchange regulation.

ADOPTION

This Code was amended and approved by the Board on: February 17, 2017

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CERTIFICATION

Each employee, officer and director will be required to certify that he or she has read this Code of Business Conduct and Ethics and is in compliance.

Employee, officer or director signature	Date

Employee, officer or director name (Print)

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Code of Business Conduct and Ethics

SCHEDULE A

WHISTLEBLOWER POLICY

Pursuant to legal requirements, the policy of Richmont Mines Inc. (the “Corporation”) is to allow every employee who, of good faith, has knowledge of possible irregularities with regards to internal accounting, auditing or internal accounting controls of the Corporation, to report his or her concerns in confidence, without fear of reprisals.

The internal control and disclosure procedures of the Corporation are intended to prevent, detect and rectify any infractions to the statutes and regulations governing corporate disclosures, the method and controls of accounting and auditing, the conformity with respect to securities and the fraud against shareholders. Such infractions may include: the insufficiency of or the non-compliance to internal accounting controls; an inexact disclosure, a fraud or misrepresentations in the Corporation’s bookkeeping and financial disclosures, or the failure to comply with the statutes or regulations that may substantially or adversely affect the exactitude or the exhaustiveness of the Corporation’s public disclosure documents.

If any employee, or member of the public, is uncertain whether an activity in which he or she is engaged with or witnesses an activity that could be construed as a violation of Richmont’s Code of Business Conduct & Ethics, should discuss the matter with his or her immediate supervisor, or an officer of the Corporation.

Neither the Corporation, nor any of its employees may use reprisals or discriminate against an employee that reports information that he reasonably believes sufficient to substantiate a report of irregularity under the terms exposed herein.

To ensure that all directors, officers, employees, consultants, and contractors of the Corporation (“Employees”) are aware of the Policy, a copy of the Policy will be distributed to all Employees, and all Employees will be informed whenever significant changes are made. New Employees will be provided with a copy of this Policy upon joining the Corporation and will be educated about its importance. A copy of the policy will be posted on the Corporation’s website at www.richmont-mines.com, and also on all bulletin boards at the Corporation’s offices and operating sites.

Any employee of the Corporation who would like to report an irregularity regarding a financial problem or an internal control problem may do so by email, mail or telephone, directly to the Chair of the Audit Committee of the Corporation, Mr. Michael Pesner, at the following address:

Michael Pesner
Hermitage Canada Finance Inc.
1101-1455 Sherbrooke Street West
Montréal, Quebec, H3G 1L2
Telephone: 514 991-1205
E-mail: mpesner@hbhermitage.com

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However, if the irregularity involves an operational problem, the employee may to do so by email, mail or telephone, directly to the President and Chief Executive Officer of the Corporation, Mr. Renaud Adams, at the following address:

Renaud Adams
Richmont Mines Inc.
181, Bay Street, Suite 810
Brookfield Place, P.O. Box 856
Toronto, Ontario M5J 2T3
Telephone: 416 368-0291 ext. 101
E-mail: radams@richmont-mines.com

Finally, if the disclosure concerns the President and CEO or the Chair of the Audit Committee of the Corporation or in the case of a possible conflict of interest, the report may be submitted to the Vice-President, Finance, Nicole Veilleux at the following address:

Nicole Veilleux
Richmont Mines Inc.
161 avenue Principale
Rouyn-Noranda, Quebec J9X 4P6
Telephone: 819 797-2435 ext. 223
Fax: 819 797-0166
E-mail: denonciation@richmont-mines.com

A report of irregularity may be submitted anonymously and by email, fax, mail or telephone. If written, the report must mention the words “Personal and Confidential”. Every report submitted confidentially will remain confidential.

A report of irregularity should be factual rather than speculative or conclusive and should include all the information of which the person reporting has knowledge in support of his affirmations. The Corporation, together with its audit committee, will be responsible for determining whether the report contains reasonable grounds to conduct an investigation and may decide not to act on it if the report is too imprecise or does not contain sufficient corroborative information. Where an investigation is justified, the Corporation will conduct any appropriate investigation and will take the necessary measures to rectify the situation. Every employee of the Corporation is invited to use these procedures, which are subject to the control and the authority of the Corporation’s audit committee.

It is also possible to make denunciation, suggestions, or irregularity reports anonymously through lock boxes installed in proper place on each corporation site.

Unless a report is submitted anonymously, the person reporting will be informed of the results of any investigation.

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